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APPROXIMATE LOCATION

Map data ©2021
Vegan OptionsBreakfastLunchTakeout
Cabo Vegan

Cabo Verdean Vegan Restaurant

Brockton, MA 02301
Modified hours & offerings
due to the COVID 19 outbreak
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Cabo Vegan is seeking investment to purchase equipment, furniture, as well as finish the build out of our first location.
First LocationGenerating RevenueRenovating LocationOperating Pop-ups
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Early Investor Bonus: The investment multiple is increased to 1.6 for the next $30,000 invested.
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INVESTOR PERKS

Cabo Vegan is offering perks to investors. You earn perks based on your total investment amount in this business.

lic when you start accepting investment.
THE TEAM
Tome Andrade and Valery Teixeira
Co-Founders

Valery & Tome are a soon to wed vegan couple out of the Boston/Brockton area. The love for their culture and food inspires them to mimic/recreate the dishes that they so longed for, after becoming vegan.

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CHECK OUT OUR ARRAY OF TRADITIONAL CABO VERDEAN DISHES
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PRESS
Brockton business Cabo Vegan catering to meat-free lifestyle

Tome Andrade and Valery Teixeira, an engaged couple from Brockton, are behind a new catering business called "Cabo...

Brockton business Cabo Vegan catering to meat-free lifestyle

Tome Andrade and Valery Teixeira, an engaged couple from Brockton, are behind a new catering business called "Cabo...

This is a preview. It will become public when you start accepting investment.
OUR STORY

Cabo Vegan was launched by Tome & Valery Andrade in the midst of the COVID-19 pandemic, after being released from their jobs. A long time dream turned into reality when they went viral during their soft opening.

Valery and Tome found themselves without jobs due to COVID
Cabo Vegan hit the ground running during their soft launch in June 2020.
The owners sold their home in the pursuit of brick and mortar storefront.
"Since many Cabo Verdean dishes are 'almost vegan'... We decided to reintroduce healthier versions of our favorite meals. " - Tome & Valery
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Q&A

"Fantastic food. Bonus: it's vegan and is much healthier than what is eat if I was cooking for myself. Healthy options, Cheap eats, Great food" - Ann

"I am fan! The cachupa is so good! 🙌🏾 Now I don’t have to get laughed at when I ask my grandmother to leave out the meat. And the rolls, so worth it!" - Jasmine

"Delicious food! I absolutely love the chuna rolls and katxupa. Also got to try a smoothie last summer...the Sunrise, if I remember correctly, and it was such a treat. I also love the couple that runs it. They are so sweet, cute and friendly! Great food & Healthy options" - Carolyn

"I ordered chuna and lobster-less roll trays and they were a hit with my family. Very fresh and tasty. We will be ordering from here again." - Denise

"Fantastic food. Bonus: it's vegan and is much healthier than what is eat if I was cooking for myself. Healthy options, Cheap eats, Great food" - Ann

"I am fan! The cachupa is so good! 🙌🏾 Now I don’t have to get laughed at when I ask my grandmother to leave out the meat. And the rolls, so worth it!" - Jasmine

"Delicious food! I absolutely love the chuna rolls and katxupa. Also got to try a smoothie last summer...the Sunrise, if I remember correctly, and it was such a treat. I also love the couple that runs it. They are so sweet, cute and friendly! Great food & Healthy options" - Carolyn

"I ordered chuna and lobster-less roll trays and they were a hit with my family. Very fresh and tasty. We will be ordering from here again." - Denise

"Fantastic food. Bonus: it's vegan and is much healthier than what is eat if I was cooking for myself. Healthy options, Cheap eats, Great food" - Ann

"I am fan! The cachupa is so good! 🙌🏾 Now I don’t have to get laughed at when I ask my grandmother to leave out the meat. And the rolls, so worth it!" - Jasmine

"Delicious food! I absolutely love the chuna rolls and katxupa. Also got to try a smoothie last summer...the Sunrise, if I remember correctly, and it was such a treat. I also love the couple that runs it. They are so sweet, cute and friendly! Great food & Healthy options" - Carolyn

"I ordered chuna and lobster-less roll trays and they were a hit with my family. Very fresh and tasty. We will be ordering from here again." - Denise

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OUR MISSION

Our mission is to be the loving, passionate beacon of light for veganism through our vegan / plant-based restaurant, serving traditional Cabo Verdean Vegan Cuisine, with love as the main ingredient.

Our love for life is the driving force for everything we stand for
We are passionate about sharing facts about the cruelty of animal agriculture and it's effects on our enviroment

With great emphasis on the power of plants, we provide tasty, nutritious plant based meals while sharing all of the healthy benefits of veganism

With an already established base and rapidly growing demand for vegan food, we plan on being the satellite for veganism in the south shore

Due to a lack of vegan eateries in the South Shore, vegans tend to travel quite a bit. We have local customers but also have many customers who travel from as far out as New Hampshire, Rhode Island, Fall River, New Bedford and surrounding towns just to purchase our tasty food

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This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $15,000

Furniture and Fixtures $10,000

Build Out $22,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$304,200	$334,620	$358,043	$375,944	$387,221
Cost of Goods Sold	$121,680	$133,848	$143,217	$150,377	$154,887
Gross Profit	$182,520	$200,772	$214,826	$225,567	$232,334

EXPENSES

Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$2,500	$2,500	$2,500	$2,500	$2,500
Accountant Fees	$2,000	$2,000	$2,000	$2,000	$2,000
Payroll	$80,000	$82,000	$84,050	$86,151	$88,304
Payroll tax	$4,800	$4,920	$5,043	$5,169	$5,298
Utilities	$15,000	$15,375	$15,759	$16,152	$16,555
Supplies	$3,600	$3,960	$4,237	$4,448	$4,581
Manager Salaries	$5,000	$15,000	$25,000	$25,000	$25,000
Operating Profit	$33,620	$38,117	$38,415	$45,380	$48,360

This information is provided by Cabo Vegan. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Cabo Vegan Inc Tax ID letter.pdf

Investment Round Status

$50,000

TARGET

$75,000

MAXIMUM

This investment round closes on May 5, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Cabo Vegan Inc

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 4%-6%

Minimum Investment Amount $100

Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
Historical milestones

Cabo Vegan has been operating since June 2nd, 2020 and has since achieved the following milestones:

Opened location in Brockton, MA

Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
Real Estate Risk

Cabo Vegan is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Cabo Vegan is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cabo Vegan to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cabo Vegan operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Cabo Vegan competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Cabo Vegan's core business or the inability to compete successfully against the with other competitors could negatively affect Cabo Vegan's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cabo Vegan and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cabo Vegan is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

Cabo Vegan might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cabo Vegan is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cabo Vegan

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cabo Vegan's financial performance or ability to continue to operate. In the event Cabo Vegan ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Uninsured Losses

Although Cabo Vegan will carry some insurance, Cabo Vegan may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cabo Vegan could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Cabo Vegan's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Cabo Vegan needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cabo Vegan is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cabo Vegan fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cabo Vegan, and the revenue of Cabo Vegan can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Cabo Vegan to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Cabo Vegan. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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